UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 2008

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2008 and 2007

(Free translation of original in Spanish)

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Analysis of Results

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

AR$

-

Argentine pesos

R$

-

Brazilian Reais

ThR$

-

Thousands Brazilian Reais

Consolidated Balance Sheets

(Figures in ThCh$ of March 31, 2008)

	For the period ended
ASSETS	March 31,
	2008	2007
CURRENT ASSETS	ThCh$	ThCh$
Cash	19,665,569	19,989,650
Time deposits	65,243,049	3,877,101
Marketable securities (net)	62,679,684	50,477,108
Trade accounts receivable (net)	30,392,459	31,083,532
Notes receivable (net)	9,384,773	9,604,248
Other receivables (net)	14,202,074	10,807,413
Notes and accounts receivable from related companies	1,702,404	1,559,627
Inventories (net)	22,183,883	24,098,822
Recoverable taxes	3,055,360	9,706,578
Prepaid expenses	2,388,819	1,946,338
Deferred income taxes	5,059,878	391,337
Other current assets	6,962,478	20,747,719
TOTAL CURRENT ASSETS	242,920,430	184,289,473

PROPERTY, PLANT & EQUIPMENT
Land	16,835,231	17,696,061
Buildings & improvements	94,662,977	93,714,754
Machinery and equipment	214,804,198	235,863,811
Other property, plant & equipment	216,610,739	230,647,729
Technical reappraisal of property, plant & equipment	2,225,746	2,227,198
Depreciation	(379,213,387)	(423,420,503)
TOTAL PROPERTY, PLANT & EQUIPMENT	165,925,504	156,729,050

OTHER ASSETS
Investments in related companies	24,833,673	23,165,857
Investments in other companies	124,647	60,753
Goodwill	49,085,865	72,521,196
Long-term receivables	31,511	41,730
Long-term notes and accounts receivable from related companies	57,296	39,106
Intangibles	369,765	465,236
Amortization	(227,337)	(286,070)
Others	20,563,103	124,784,441
TOTAL OTHER ASSETS	94,838,523	220,792,249
TOTAL ASSETS	503,684,457	561,810,772

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of March 31, 2008)

	For the period ended
	March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2007
	ThCh$	ThCh$
CURRENT LIABILITIES
Short-term bank liabilities	1,361,403	0
Current portion of long-term bank liabilities	107,191	488,711
Current portion of bonds payable	8,238,682	33,772,419
Dividends payable	235,207	233,172
Accounts payable	47,177,228	39,274,991
Other creditors	4,810,158	5,328,930
Notes and accounts payable to related companies	9,816,272	9,484,710
Provisions	3,346,300	3,325,569
Withholdings	12,927,346	12,920,915
Income taxes payable	6,200,030	6,204,171
Unearned income	518,191	588,101
Other current liabilities	1,316,758	4,415,270
TOTAL CURRENT LIABILITIES	96,054,766	116,036,959

LONG-TERM LIABILITIES
Long-term bank liabilities	634,737	356,207
Bonds payable	74,218,794	82,372,119
Other creditors	70,783	153,678
Long-term notes and accounts payable to related companies	3,325,807	3,737,168
Provisions	15,304,522	18,942,983
Deferred income taxes	11,924,176	4,258,318
Other long-term liabilities	11,214,706	11,166,878
TOTAL LONG-TERM LIABILITIES	116,693,525	120,987,351

Minority interest	1,324,232	1,327,272

TOTAL SHAREHOLDERS’ EQUITY
Paid-in capital	217,013,513	218,427,940
Reserve capital revalued	1,736,108	436,856
Other reserves	(26,165,500)	3,712,666

Retained earnings	97,027,813	100,881,728

Accumulated earnings	76,183,700	76,820,085
Net income for the period	20,844,113	24,061,643
TOTAL SHAREHOLDERS’ EQUITY	289,611,934	323,459,190
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	503,684,457	561,810,772

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of March 31, 2008)

	For the period ended
	March 31,
	2008	2007
	ThCh$	ThCh$
OPERATING INCOME
Gross margin	79,439,926	74,320,986
Net sales	171,514,937	172,168,894
Cost of sales	(92,075,011)	(97,847,908)
Administrative and selling expenses	(46,841,720)	(43,308,945)
OPERATING INCOME	32,598,206	31,012,041

NON OPERATING INCOME AND EXPENSE
Financial income	6,143,556	2,171,246
Equity in earnings of equity investments	342,510	527,435
Other non-operating income	5,029,466	571,539
Equity in losses of equity investments	(81,904)	(174,200)
Amortization of goodwill	(1,318,372)	(1,782,968)
Financial expenses	(2,116,016)	(3,143,836)
Other non-operating expenses	(3,141,280)	(1,617,139)
Price level restatement	17,814	(212,806)
Foreign exchange gains	(8,869,807)	1,416,212
NON OPERATING INCOME AND EXPENSE	(3,994,033)	(2,244,517)

Income before income taxes and extraordinary items	28,604,173	28,767,524
Income tax expense	(7,732,119)	(4,647,097)
Income before minority interest	20,872,054	24,120,427
Minority interest	(27,941)	(58,784)
NET INCOME FOR THE PERIOD	20,844,113	24,061,643

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of March 31, 2008)

	For the year ended
	March 31,
	2008	2007
	ThCh$	ThCh$
NET CASH PROVIDED BY OPERATING ACTIVITIES
Collection of trade receivables	258,598,946	250,953,471
Financial income received	23,488,491	4,638,848
Dividend & other distributions received	0	1,891,750
Other income received	23,939	25,698
Payments to suppliers and personnel	(189,630,445)	(175,502,567)
Interest paid	(2,044,987)	(3,750,254)
Income taxes paid	(3,224,578)	(3,996,151)
VAT and other tax payments	(35,023,650)	(33,686,995)
NET CASH PROVIDED BY OPERATING ACTIVITIES	52,187,716	40,573,800

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowings	7,739,737	1,346
Dividend distribution	(5,387,365)	(5,496,541)
Loan payments	(10,006,167)	(2,990,864)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(7,653,795)	(8,486,059)

NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES
Proceeds from sales of property, plant and equipment	146,161	165,620
Proceeds from sales of other investments	15,889	4,853,300
Additions to property, plant & equipment	(11,069,565)	(12,338,037)
Permanent investments	(15,889)	0
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(10,923,404)	(7,319,117)

TOTAL NET CASH FOR THE PERIOD	33,610,517	24,768,624
Effect of inflation on cash and cash equivalents	(5,450,149)	646,252
Net (decrease) increase in cash and cash equivalents	28,160,368	25,414,876
Cash and cash equivalents at beginning of period	118,659,054	45,248,367
Cash and cash equivalents at end of period	146,819,422	70,663,243

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of March 31, 2008)

	For the year ended
	March 31,
	2008	2007
	ThCh$	ThCh$

Net Income	20,844,113	24,061,643
Income on sale of assets:	15,154	405,827
Loss (Gain) on sale of property, plant and equipment	17,819	414,264
Gain on sale of other assets	(2,665)	(8,437)
Income on sale of assets:	20,844,113	24,061,643

Adjustments to net income that do not represent movements of cash
Depreciation	7,379,752	7,759,210
Amortization of intangibles	57,038	345,937
Write-offs and provisions	184,605	105,984
Equity in earnings of equity investments	(342,510)	(527,435)
Equity in losses of equity investments	81,904	174,200
Amortization of goodwill	1,318,372	1,782,968
Price level restatement	(17,814)	212,806
Foreign exchange gains, net	8,869,807	(1,416,212)
Other credits to income that do not represent cash flows	0	(612,836)
Other charges to income that do not represent cash flows	2,211,686	70,303
Adjustments to net income that do not represent movements of cash	19,742,840	7,894,925

Changes in operating assets
(Increase) decrease in trade accounts receivable	17,329,573	16,814,133
(Increase) decrease in inventories	2,686,862	697,417
(Increase) decrease in other assets	(7,737,435)	(506,334)
Changes in operating assets	12,279,000	17,005,216

Changes in operating liabilities
Increase (decrease) in accounts payable related to operating income	(23,795,161)	(12,242,127)
Increase (decrease) in interest payable	24,927,481	2,759,347
Increase (decrease) in income taxes payable	(3,745,296)	3,974,262
Increase (decrease) in other accounts payable related to non-operating income	4,792,652	2,081,083
Increase (decrease) in value added tax and other similar items	(2,901,008)	(5,425,160)
Changes in operating liabilities	(721,332)	(8,852,595)

Minority interest	27,941	58,784

NET CASH PROVIDED BY OPERATING ACTIVITIES	52,187,716	40,573,800

The accompanying Notes 1 to 33 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2008 and 2007 (figures in ThCh$ of March 31, 2008)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to March 31, 2008 and are compared to the same period in 2007.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 8.1% according to CPI and minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	2008			2007
	Direct	Indirect	Total	Total
Abisa Corp S.A.	0	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.9	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.9999	0	99.9999	99.9999
Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.99
Embotelladora del Atlántico S.A.	0	99.98	99.98	99.96
Rio de Janeiro Refrescos Ltda.	0	99.99	99.99	99.99
Servicios Multivending Ltda.	99.9	0.09	99.99	99.99
Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.99
Vital S.A.	0	99.99	99.99	99.99
RJR Investments Corp S.A.	0	99.99	99.99	99.99
Vital Aguas S.A.	56.5	0	56.5	56.5

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 0.8% for the period December 1, 2007 to February 29, 2008 (0.2% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to restatement, these have been restated by the corresponding restatement index or by the agreed upon rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

		2008	2007
		Ch$	Ch$
Unidades de Fomento	(UF)	19,822.53	18,372.97
United States dollars	(US$)	437.71	539.21
Argentine pesos	(AR$)	138.17	173.94
Brazilian Real	(R$)	250.25	262.98
Euro	(€$)	690.94	714.19

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds are valued at the lesser of restated cost plus accrued interest and market value.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition value plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the details described in Note 2m.

Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the valued assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control investments and to translate financial statements of foreign companies.  Assets and liabilities from these investments are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

v)

Computer software

Corresponds to computer packages currently in use that have a future economic benefit, and are amortized over a period equal to their useful life.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, time deposits and operations with sale-back agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

Note 4 - Marketable Securities

Type of Instrument	Accounting value for the period ended March 31,
	2008	2007
	ThCh$	ThCh$
Bonds	897,869	1,178,866
Mutual funds	7,371,399	19,342,276
Investment funds	54,410,416	29,955,966
Total marketable securities	62,679,684	50,477,108

Bonds

Type of Instrument	Date		Par Value	Accounting Value		Market Value
	Purchase	Maturity		Amount	Rate
			ThCh$	ThCh$		ThCh$
UNITED STATES TREASURY NOTES	July 26-2006	June 30-2008	897,869	897,869	5,125%	906,337

Mutual funds:

Institution	ThCh$
Fondo Mutuo Larraín Vial	4,985,399
Fondo Mutuo B.Scotiabank	135,000
Fondo Mutuo Itaú	2,251,000
Balance mutual funds	7,371,399

Investment funds:

Institution	ThCh$
Fondo Mutuo DWS Institutional USD Money Plus	13,331,521
Citi Institutional Liquid Reserves Limited - USA	41,078,895
Balance investment funds	54,410,416

Note 5 – Short and Long-Term Receivables

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

		CURRENT						LONG TERM
	Up to 90 days	More than 90 days up to 1 year			Subtotal	Total current (net)
	2008	2007	2008	2007	2008	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	30,528,386	30,206,680	646,302	876,852	31,174,688	30,392,459	31,083,532	0	0
Allowance for doubtful accounts	0	0	0	0	(782,229)	0	0	0	0
Notes receivable	9,333,105	9,152,422	528,973	451,827	9,862,078	9,384,773	9,604,248	0	0
Allowance for doubtful accounts	0	0	0	0	(477,305)	0	0	0	0
Other receivables	13,269,037	10,083,565	1,099,769	723,848	14,368,806	14,202,074	10,807,413	31,511	41,730
Allowance for doubtful accounts	0	0	0	0	(166,732)	0	0	0	0
					Total long term receivables			31,511	41,730

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
Coca-Cola de Chile S. A.	0	595,512	57,296	39,106
Embonor S.A.	1,173,812	580,995	0	0
Embotelladora Coca-Cola Polar S.A.	528,592	383,120	0	0
Total	1,702,404	1,559,627	57,296	39,106

2) Notes and accounts payable:

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Cican S.A.:  Net balance corresponds to raw materials and finished products transactions.

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
Recofarma Indústrias do Amazonas Ltda.	2,513,806	3,878,429	0	0
Envases CMF S. A.	2,397,215	2,914,042	0	0
Coca-Cola de Chile S.A.	2,284,703	0	0	0
Servicios y Productos para Bebidas Refrescantes S.R.L.	1,469,811	1,500,355	0	0
Envases Central S. A.	1,058,806	953,393	0	0
Envases del Pacífico S. A.	91,931	32,368	0	0
Cican S.A.	0	206,123	0	0
Embonor S.A.	0	0	2,583,844	2,972,762
Embotelladora Coca-Cola Polar S.A.	0	0	669,669	764,406
Centralli Refrigerantes S.A.	0	0	72,294	0
Total	9,816,272	9,484,710	3,325,807	3,737,168

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

Company	Relation	Transaction	2008		2007
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
			ThCh$	ThCh$	ThCh$	ThCh$
Envases Central S.A	Equity Investee	Sales of raw materials and supplies	418,446	17,536	494,778	46,705
-	-	Finished product purchase	3,773,886	-	4,656,638	-
Coca-Cola de Chile S.A.	Shareholder	Concentrate purchases	12,898,067	-	13,950,030	-
-	-	Payment of advertising participation	625,743	(625,743)	1,104,590	(1,104,590)
-	-	Water source rental	723,054	(723,054)	637,277	(637,277)
-	-	Sales of advertisement	811,154	-	723,218	-
Envases CMF S.A.	Equity Investee	Purchase of containers	3,349,468	-	4,469,158	-
-	-	Services rendered	-	-	81,727	-
-	-	Dividend payment	-	-	1,891,750	-
Envases del Pacífico S.A.	Director in common	Purchase of raw materials	97,945	-	45,731	-
Servicios y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Concentrate purchases	7,891,168	-	8,021,378	-
Recofarma Indústrias Do Amazonas Ltda.	Shareholder related	Concentrate purchases	14,624,748	-	17,466,226	-
-	-	Payment of advertising participation	1,077,486	1,077,486	533,102	533,102
-	-	Reimbursements and other purchases	8,167,200	8,167,200	130,139	130,139
Embonor S.A.	Shareholder related	Sale of finished products	2,607,322	533,082	2,366,013	473,859
Embotelladora Coca-Cola Polar S.A.	Shareholder related	Sale of finished products	1,506,702	275,449	1,227,098	15,227
Iansagro S.A.	Director in common	Purchase of raw materials	2,869,110	-	3,018,430	-
Coca-Cola de Argentina S.A.	Director in common	Advertising expense	-	-	197,060	(197,026)
Cican S.A.	Equity investee	Purchase of finished products	-	-	466,191	-
		Sale of raw materials	-	-	159,419	46,392
BBVA Administradora General de Fondos	Director related company	Investment in mutual funds	6,890,000	-	21,387,585	-
	Director related company	Redemption of mutual funds	6,890,000	36,517	23,590,663	85,550
Vendomática S.A.	Director related company	Sale of finished products	301,069	90,321	-	-

Within the normal course of business, in 2006 the Company entered into a future supply agreement with Iansagro S.A. for the purchase of sugar.  This agreement will expire in January 2009.

Note 7 – Inventories

	2008			2007
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Finished products	10,340,225	(494,576)	9,845,649	10,255,166	(423,328)	9,831,838
Raw materials	10,050,200	(215,719)	9,834,481	12,459,347	(126,647)	12,332,700
Products in process	1,897,085	0	1,897,085	1,162,880	0	1,162,880
Raw materials in transit	606,668	0	606,668	771,404	0	771,404

Total	22,894,178	(710,295)	22,183,883	24,648,797	(549,975)	24,098,822

Note 8 - Deferred Taxes and Income Taxes

At period end 2008 and 2007, the Company had accumulated taxable profits for ThCh$ 9,365,543 with 17% credit, and also taxable profits for ThCh$ 12,565,400 with no credit.

Short-term and long-term assets and liabilities must be netted out to compose the general balance sheet on deferred taxes.

	2008				2007
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	266,873	19,950	0	0	270,767	38,927	0	0
Vacation provision	134,333	0	0	0	124,530	0	0	0
Production expenses	73,901	0	0	0	17,728	0	0	0
Depreciation of property, plant & equipment	0	0	132,810	5,393,765	504	0	125,258	4,317,137
Severance indemnities	4,837	0	22,096	179,273	7,328	1,450	33,360	224,203
Provision for assets write off	210,163	1,003,563	0	0	360,266	941,390	0	0
Provision for labor lawsuits	0	1,212,862	0	0	0	1,416,350	0	0
Tax loss carry-forwards	2,379,828	0	0	0	2,424,625	3,407,870	0	0
Guarantee deposit	0	0	0	0	0	0	0	598,834
Others	531,396	585,467	23	0	699,736	627,529	0	0
Local bond issue expenses	0	0	0	143,097	0	0	0	161,505
Contingency allowance	0	242,832	0	0	0	248,219	0	0
Social contributions	1,412,399	0	0	0	872,864	1,226,833	0	0
Income participation provision	201,077	0	0	0	198,867	0	0	0
Accrued interests abroad	0	0	0	0	0	0	4,427,260	0
Exchange rate difference (FRN Debt-Brazil)	0	0	0	11,385,204	0	0	0	10,116,454
Unrealized income	0	245,450	0	0	0	297,222	0	0
Others
Complementary accounts, net of amortization	0	0	0	(1,867,039)	0	0	0	(2,954,025)
Total	5,214,807	3,310,124	154,929	15,234,300	4,977,215	8,205,790	4,585,878	12,464,108

b)

The following table contains information on income taxes at each period-end.

	2008	2007
	ThCh$	ThCh$
Current tax expense (tax allowance)	(7,190,165)	(4,217,969)
Deferred income tax expense/effect over assets or liabilities	279,267	(359,244)
Amortization of deferred income tax asset and liability complementary accounts	(57,615)	(40,989)
Other charges or credits	(763,606)	(28,895)
Total	(7,732,119)	(4,647,097)

Note 9 - Other Current Assets

	2007	2006
	ThCh$	ThCh$
Supplies	4,882,356	3,397,995
Cross currency swap and forward effects	720,875	14,897,375
Short term bonds discount	183,378	206,426
Accrued interest on long-term bonds	0	1,511,370
Pacts	100,054	0
Wachovia Investment Fund (restricted)	90,963	275,319
Others	984,852	459,234
Total	6,962,478	20,747,719

Note 10 – Purchase Agreements, Sale Agreements, Sale-back Agreements and Purchase-back Agreements of securities and goods

Dates		Counterparty	Currency	Subscription value	Rate	Final Value	Identification of instruments	Market Value
Beginning	Ending			ThCh$		ThCh$		ThCh$
28-Mar-08	31-Mar-09	SANTANDER S.A. AGENTE DE VALORES	Ch$	92,733	0.54%	92,834	D$SAN 310309	92,783
28-Mar-08	5-Jan-09	SANTANDER S.A. AGENTE DE VALORES	Ch$	4,720	0.54%	4,724	D$SAN 050109	4,723
1-Aug-03	1-Aug-18	SANTANDER S.A. AGENTE DE VALORES	Ch$	2,340	0.54%	2,342	STD47D0803	2,341
1-Feb-01	2-Feb-13	SANTANDER S.A. AGENTE DE VALORES	Ch$	207	0.54%	208	STD67L0201	207

Note 11 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Principal components of property, plant and equipment

	Balances at March 31, 2008			Balances at March 31, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Land	16,835,231	0	16,835,231	17,696,061	0	17,696,061
Buildings and improvements	94,662,977	(34,835,355)	59,827,622	93,714,754	(37,127,500)	56,587,254
Machinery and equipment	214,804,198	(166,810,745)	47,993,453	235,863,811	(191,910,840)	43,952,971
Other property, plant and equipment	216,610,739	(176,890,500)	39,720,239	230,647,729	(193,706,722)	36,941,007
Technical reappraisal of property, plant & equipment	2,225,746	(676,787)	1,548,959	2,227,198	(675,441)	1,551,757

Total	545,138,891	(379,213,387)	165,925,504	580,149,553	(423,420,503)	156,729,050

b) Other property, plant and equipment

	2008	2007
	ThCh$	ThCh$

Containers	126,206,283	130,785,446
Refrigerating equipment, promotional items and other minor assets	53,021,294	61,999,338
Furniture and tools	7,435,431	8,389,866
Other	29,947,731	29,473,079

Total other property, plant and equipment	216,610,739	230,647,729

c) Technical reappraisal of property, plant and equipment

	Balances at March 31, 2008			Balances at March 31, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,486,578	0	1,486,578	1,487,360	0	1,487,360
Buildings and improvements	208,120	(151,565)	56,555	208,228	(146,813)	61,415
Machinery and equipment	531,048	(525,222)	5,826	531,610	(528,628)	2,982
Total	2,225,746	(676,787)	1,548,959	2,227,198	(675,441)	1,551,757

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$ 7,379,752 (ThCh$ 7,759,210 in 2007) of which ThCh$ 5,847,360 (ThCh$ 5,818,360 in 2007) are included under Operating Costs and ThCh$ 1,532,392 (ThCh$ 1,940,850 in 2007) under Sales and Administrative Expenses in the income statement.

Note 12 - Investment in Related Companies

1.

Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years are shown in the table attached.

Company	Country	Functional Currency	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period		Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
				2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	CHILE	Ch$	28,000	50.00	50.00	38,715,392	38,292,717	892,669	1,483,048	180,268	521,328	19,357,696	19,196,359	1,043,660	1,123,017	18,314,036	18,073,342
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49.91	49.91	4,798,542	4,785,518	(31,762)	(37,758)	(21,951)	(22,329)	2,394,952	2,388,452	242,612	243,708	2,152,340	2,144,744
KAIK PARTIPACOES LTDA.	BRAZIL	US$	16,098,919	11.32	11.32	7,972,844	15,725,337	(529,635)	53,946	(59,953)	6,107	902,502	1,780,061	-	-	902,502	1,780,061
HOLDFAB PARTIC. LTDA.	BRASIL	US$	1,283,158,339	14.73	0.00	23,518,996	-	1,101,308	-	162,242	-	3,464,795	-	-	-	3,464,795	-
CICAN S.A.	ARGENTINA	US$	3,040	0.00	15.00	-	7,682,304	-	(856,486)	-	(130,186)	-	1,167,710	-	-	-	1,167,710
CENTRALLI REFRIGERANTES S.A.	BRAZIL	US$	3,005	0.00	25.00	-	-	-	-	-	(21,685)	-	-	-	-	-	-
Total												26,119,945	24,532,582	1,286,272	1,366,725	24,833,673	23,165,857

The main changes occurred in the reported periods are described below:

On October 4, 2007, our subsidiary Rio de Janeiro Refrescos Ltda, acquired a 14.732% ownership interest in Holdfab Participações Ltda., for an amount of ThR$12,831.63.  In turn, Holdfab Participações Ltda. holds a 50% ownership interest in Amarantina Participações S.A.

Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusively owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment): ThCh$ -1,043,660 in 2008 (ThCh$ -1,123,017 in 2007)

Envases Central S.A. (purchase of finished products): ThCh$ -6,099 in 2008 (ThCh$ -3,484 in 2007)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$307 million.

Note 13 - Goodwill and Negative Goodwill

Company	2008		2007
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	745,073	30,704,614	979,842	44,457,907
Embotelladora del Atlántico S.A.	573,299	18,381,251	763,447	27,531,574
Vital S.A.	0	0	39,679	531,715
Total	1,318,372	49,085,865	1,782,968	72,521,196

Note 14 - Other Long Term Assets

	2008	2007
	ThCh$	ThCh$
Bonds:
Celulosa Arauco S.A.	0	13,292,171
Enap S.A.	0	10,281,336
Endesa S.A.	0	8,798,449
Chile Soberano	0	8,347,263
Petróleos Mexicanos S.A.	0	6,875,750
Compañía Manufacturera de Papeles y Cartones S.A.	0	8,075,720
Teléfonos de México S.A.	0	7,795,318
Codelco S.A.	0	5,920,862
México Soberano	0	5,401,992
Federal Home Loan Bank (FHLB)	0	2,920,579
Brasil Telecom S.A.	0	2,304,507
Raytheon Company	0	2,365,631
International Paper Company	0	2,331,544
Altria Group	0	1,328,318
United States Treasury Notes	0	1,200,574
Alcoa Inc.	0	1,187,428
CLN Endesa-Deutsche Bank A.G.	0	5,828,860

Judicial deposits (Brazil)	6,288,949	6,120,009
Transfer fiscal credits (Brazil)	4,914,725	0
Prepaid expenses	3,213,950	3,141,877
Bond issuance and placement expenses	2,841,531	3,145,440
Spare parts	2,088,069	3,134,442
Non operating assets	1,154,917	1,306,297
Cross currency swap	0	11,938,412
Others	60,962	1,741,662

Total	20,563,103	124,784,441

Note 15 - Short-Term and Long-Term Bank Liabilities

SHORT TERM BANK LIABILITIES
	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO DO BRASIL	1,361,403	0	1,361,403	0
TOTAL	1,361,403	0	1,361,403	0
Principal due	1,361,403	0	1,361,403	0
Annual average interest rate	6.75%

LONG TERM BANK LIABILITIES CURRENT PORTION
	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO SANTANDER	0	364,171	0	364,171
BANCO ALFA	105,401	124,540	105,401	124,540
BANCO VOTORANTIM (BRAZIL)	1,790	0	1,790	0
TOTAL	107,191	488,711	107,191	488,711
Principal due	107,191	488,711	107,191	488,711
Annual average interest rate	11.89%	15.66%

Foreign currency liabilities (%)	100
Local currency liabilities (%)	0

Note 16 - Long-Term Bank Liabilities

		Years to maturity		Total long term at year end		Annual average interest rate	Total long term at year end
Bank or Financial Institution	Currency or indexation adjustment	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	2008		2007
		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
Banco Alfa	Other currencies	103,546	105,977	17,761	227,284	10.79%	356,207
Banco Votorantim	Other currencies	101,525	102,845	203,083	407,453	9.40%	-

Total		205,071	208,822	220,844	634,737		356,207

Foreign currency liabilities (%)		100.00
Local currency liabilities (%)		-

Note 17 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001, 2002 and 2007, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$348 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2008	2007
Current portion of bonds payable								ThCh$	ThCh$
Yankee bonds	A	-	US$	7.00%	Oct. 1, 2007	Half yearly	October 2007	-	18,696,651	Abroad
Register 254 SVS June 13, 2001	A	330,000	UF	6.20%	June 1, 2008	Half yearly	June 2008	6,674,592	13,508,628	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	June 1, 2026	Half yearly	December 2009	1,564,090	1,567,140	Chile
Total current maturities								8,238,682	33,772,419

Long term portion of bonds payable
Yankee bonds	A	-	US$	0.00%	Oct. 1, 2007	Half yearly	October 2007	-	2,331,554	Abroad
Yankee bonds	B	2,000,000	US$	7.63%	Oct. 1, 2027	Half yearly	October 2027	875,420	0	Abroad
Register 254 SVS June 13, 2001	A	330,000	UF	6.20%	June 1, 2008	Half yearly	June 2008	-	6,554,207	Chile
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	June 1, 2026	Half yearly	December 2009	73,343,374	73,486,368	Chile
Total long term								74,218,794	82,372,119

Note 18 - Provisions and Write-Offs

	Short term		Long term
Provisions
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Taxation on banking transactions and social contributions (Brazil)	2,608,290	2,354,809	6,656,788	9,747,568
Staff severance indemnities	690,349	884,881	6,442,699	6,107,277
Contingencies	47,661	85,879	2,205,035	3,088,138
Total	3,346,300	3,325,569	15,304,522	18,942,983

Note 19 - Staff Severance Indemnities

	2008	2007
	ThCh$	ThCh$
Beginning balance	7,133,869	6,732,433
Provision for the period	94,441	311,264
Payments	(95,262)	(51,539)
Ending balance	7,133,048	6,992,158

Note 20 - Minority Interest

	2008	2007
Liabilities	ThCh$	ThCh$

Vital Aguas S. A.	1,315,750	1,304,510
Embotelladora del Atlántico S. A.	8,464	22,720
Andina Inversiones Societarias S.A.	18	42
Total	1,324,232	1,327,272

	2008	2007
Income Statement	ThCh$	ThCh$

Vital Aguas S. A.	(27,452)	(57,936)
Embotelladora del Atlántico S. A.	(487)	(845)
Andina Inversiones Societarias S.A.	(2)	(3)
Total	(27,941)	(58,784)

Note 21 - Changes in Shareholders’ Equity

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	2008						2007
	Paid-in Capital	Reserve Capital Revalued	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Reserve Capital Revalued	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	217,013,513	0	(11,443,442)	11,171,454	(17,194,331)	81,601,944	202,060,999	0	1,750,257	10,005,036	(13,438,065)	74,355,094
Distribution of prior year income	0	0	0	64,407,613	17,194,331	(81,601,944)	0	0	0	60,917,029	13,438,065	(74,355,094)
Translation adjustment reserve	0	0	(14,630,510)	0	0	0	0	0	1,680,698		0	0
Capital revalued	0	1,736,108	(91,548)	604,633	0	0	0	404,122	3,501	141,843	0	0
Income for the period	0	0	0	0	0	20,844,113	0	0	0	0	0	22,258,689
Ending balance	217,013,513	1,736,108	(26,165,500)	76,183,700	0	20,844,113	202,060,999	404,122	3,434,474	71,063,908	0	22,258,689
Price level restated balances							218,427,940	436,856	3,712,666	76,820,085	0	24,061,643

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	108,506,757	108,506,757
B	108,506,756	108,506,756

Other Reserves
Balance of Other Reserves is composed as follows:
	March 31,
	2008	2007
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(27,257,873)	2,619,720
Reserve for technical reappraisal of property, plant and equipment	67,825	68,383
Other	1,024,548	1,024,563
Total	26,165,000	3,712,666

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:
		Foreign Exchange rate generated during the period		Release/ transfers of reserve(*)	Balance March 31, 2008
	Balance
Company	January 1, 2008	Investment	Liabilities
	ThCh$	ThCh$	ThCh$		M$
Rio de Janeiro Refrescos Ltda.	(7,635,401)	(10,708,833)	0	1,590,266	(16,753,968)
Embotelladora del Atlántico S. A.	(4,991,961)	(5,511,944)	0	0	(10,503,905)
Total	(12,627,362)	(16,220,777)	0	1,590,266	(27,257,873)

(*) Reserve realized resulted from dividends paid by our subsidiary Rio de Janeiro Refrescos Ltda. And by the capital decrease of our subsidiary Embotelladora del Atlántico S.A. carried out in the 2008 period.

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:
	For the period ended March 31,
	2008	2007
	ThCh$	ThCh$
Reverse provision devaluation fixed assets	4,895,389	0
Cumulative translation reserve realized(2)	0	14,814
Other income	134,077	14,194
Sub-total	5,029,466	29,008
Translation of financial statements(1)	0	542,531
Total	5,029,466	571,539

Other non-operating expenses during the period were as follows:

Cumulative translation reserve realized(2)	(1,590,266)	0
Bank taxes	(474,705)	(916,093)
Obsolescence and write-offs of property, plant and equipment	0	(26)
Provision for labor and commercial lawsuits	(164,765)	(138,385)
Loss on sale of property, plant and equipment	(17,819)	(414,264)
Others	(272,305)	(148,371)
Sub-total	(2,519,860)	(1,617,139)
Translation of financial statements(1)	(621,420)	0
Total	(3,141,280)	(1,617,139)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non-Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital by Embotelladora del Atlántico S.A. during the 2008 and 2077 period, respectively.

Note 23 - Price-Level Restatement

	Adjustment index	2007	2006
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(52,755)	(87,159)
Property, plant and equipment	CPI	758,899	157,937
Investments in related companies	CPI	1,448,103	381,177
Cash, Time Deposits, Marketable Securities	CPI	230,984	(8,178)
Cash, Time Deposits, Marketable Securities	UF	533,548	0
Accounts receivable, notes receivable, and other debtors	UF	0	9
Accounts receivable related companies - short term	UF	72,688	0
Accounts receivable related companies - short term	CPI	368,510	111,018
Recoverable taxes	CPI	2,984	(5,019)
Other current assets	UF	179,948	37,447
Other current assets	CPI	(21,788)	(36,324)
Other long term assets	UF	16	385
Other long term assets	CPI	17,184	485,978
Cost and expense accounts	CPI	125,247	(17,684)
Total (charges) credits		3,663,568	1,019,587

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(2,249,193)	(593,973)
Short and long term bonds payable	UF	(800,496)	(184,643)
Short and long term bonds payable	CPI	(27,379)	(368,701)
Accounts payable related companies - short term	UF	(261,953)	0
Accounts payable related companies - short term	CPI	(108,871)	0
Other current liabilities	UF	120,528	(387)
Other current liabilities	CPI	(44,663)	(82,340)
Other long term liabilities	CPI	(107,123)	(24,607)
Income accounts	CPI	(166,604)	22,258
Total (charges) credits		(3,645,754)	(1,232,393)
Price-level restatement (loss) gain		17,814	(212,806)

Note 24 - Foreign Exchange Gains/Losses

	Currency	2008	2007
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	143	(41,410)
Time deposits	US$	0	184
Marketable securities (net)	US$	(4,569,933)	65,628
Accounts receivable	US$	423	0
Other debtors (net)	US$	(5,500)	101
Accounts receivable related companies short-term	US$	(5,397,140)	751,551
Inventories (net)	US$	0	(15,776)
Other current assets	US$	327,507	132,918
Property, plant and equipment	US$	210	1,095
Others	US$	(120,250)	802,918
Total (charges)/credits	US$	(9,764,540)	1,697,209

Liabilities - (Charges) / credits
Bonds payable	US$	0	(37,405)
Accounts payable	US$	66,387	(293)
Accounts payable related companies	US$	14,321	0
Provisions	US$	14,527	(8,224)
Bonds payable long term	US$	883,370	(224,443)
Other liabilities	US$	(139,401)	(17,027)
Accounts payable related companies – long term	US$	0	6,395
Prepaid income	US$	55,529	0
Total (charges) credits		894,733	(280,997)
Foreign exchange gain (loss) on income		(8,869,807)	1,416,212

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 17.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$3,209,740 and ThCh$3,513,711 in 2007.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2008 amounted to ThCh$94,661 and ThCh$108,808 in 2007.

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	2008	Maturity date	2007	Maturity date
	ThCh$		ThCh$

Expected cash outflow
Expenses
Dividend payment	(7,288,372)	24-Apr-08	(9,596,000)	26-Apr-07
Addition to property, plant and equipment	(338,467)	30-Apr-08	(695,258)	30-Jun-07
Addition to property, plant and equipment	(2,328,984)	15-May-08	(3,747,163)	15-May-07
Addition to property, plant and equipment	(254,298)	31-May-08	(268,222)	31-May-07
Addition to property, plant and equipment	(13,705)	30-Jun-08	(12,174)	30-Jun-07

Total expenses	(10,223,826)		(14,318,817)

Expected cash inflow
Income
Sale of property, plant and equipment	9,778	30-Apr-08	24,712	15-May-07
Total income	9,778		24,712

Total net	(10,214,048)		(14,294,105)

Note 27 - Derivative Contracts

Derivative contracts at March 31, 2008 were as follows:

						Hedged item or Transaction		Assets/ Liabilities		Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$		ThCh$	ThCh$	ThCh$
FR	CCTE	11,875,522	2nd Quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	11,774,399	Other current assets and liabilities	1,277,846	0	(1,277,846)
FR	CCPE	46,391,477	2nd Quarter 2008	US$ Exchange rate	S	Foreign currency investment	45,690,602	Other current assets	793,503	700,875	92,628
FR	CCTE	1,939,945	2nd Quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	1,925,924	Other current assets and liabilities	283,441	0	283,441
FR	CCTE	8,394,443	3rd Quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	8,176,423	Other current assets and liabilities	641,913	0	(641,913)
FR	CCTE	1,883,212	3rd Quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	1,855,453	Other current assets and liabilities	236,458	0	236,458
FR	CCTE	9,567,703	4th Quarter 2008	US$ Exchange rate	P	Suppliers foreign currency	9,257,567	Other current assets and liabilities	778,588	0	(778,588)
FR	CCTE	2,833,769	4th Quarter 2008	US$ Exchange rate	S	Suppliers foreign currency	2,766,327	Other current assets and liabilities	338,183	0	338,183
FR	CCTE	1,163,249	1st Quarter 2009	US$ Exchange rate	P	Suppliers foreign currency	1,094,275	Other current assets and liabilities	17,800	0	(17,800)

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits amounts to ThCh$1,334,048 (ThCh$2,001,576 in 2007).  In accordance with its legal counsel’s opinion, the Company deems if improbable that unstipulated contingencies may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits amounts to ThCh$870,987 (ThCh$1,014,795 in 2007).  In accordance with its legal counsel’s opinion, the Company deems if improbable that unstipulated contingencies may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits amounts to ThCh$47,661 (ThCh$51,722 in 2007).   In accordance with its legal counsel’s opinion, the Company deems if improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at March 31, 2008 are presented on the following table:

				Assets involved		Balances pending at end of period
Guarantee creditor	Debtor		Type of guaranty				Guaranty release
	Name	Relation		Type	Accounting Value	2008	2007	2009
					ThCh$	ThCh$	ThCh$	ThCh$
ESTADO RIO DE JANEIRO	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate	9,857,762	10,162,298	10,968,359	0
UNIA FEDERAL	RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate	8,829,230	0	0	0
ADUANA DE EZEIZA	EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty insurance	Inventories	8,014	0	0	0
AGA S.A.	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Agreement	0	131,727	174,866	0
MUNICIPALIDAD DE SANTIAGO	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0	11,092	11,122	11,092
ESCUELA MILITAR	EMBOTELALDORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0	1,000	0	1,000
MUNICIPALIDAD DE MAIPU	EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0	99,172	0	0

Note 28 - Guarantees from Third Parties

Guarantees from Third Parties at March 31, 2008 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

AGA S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
RUSEEL W. COFFIN	Subsidiary	Letter of credit	52,774,133	US$	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
CLIENTES DIVERSOS	Subsidiary	Deposits	3,339,782	US$	Guaranty over containers
COMPAÑÍA AZUCARERA CONCEPCIÓN	Subsidiary	Guaranty insurance	2,574,586	US$	Supplier
ATANOR - S.C.A	Subsidiary	Guaranty insurance	289,641	US$	Supplier
LEDESMA - SAAI	Subsidiary	Guaranty insurance	2,932,492	US$	Supplier
CATERING ARGENTINA S.A.	Subsidiary	Guaranty insurance	102,862	US$	Supplier

Note 29 - Local and Foreign Currency

Assets at each period end were composed of local and foreign currencies as follows:

		31-Mar-08	31-Mar-07
		ThCh$	ThCh$
Current Assets
Cash	Non-Indexed Ch$	3,847,475	7,353,707
-	Indexed Ch$	803,367	0
-	US$	3,587,862	7,183,711
-	AR$	574,971	903,887
-	R$	10,851,894	4,548,345
Time Deposits	Non-Indexed Ch$	65,134,364	0
	US$	5	3,660,466
-	AR$	18,074	0
-	R$	90,606	216,635
Marketable Securities	Non-Indexed Ch$	7,405,800	17,018,393
-	US$	55,004,342	31,034,539
-	R$	(2,140)	(40,675)
-	AR$	271,682	2,464,851
Accounts receivable	Non-Indexed Ch$	15,061,672	15,024,403
-	Indexed Ch$	84,820	0
-	US$	381,541	1,092,316
-	AR$	2,087,790	1,679,833
-	R$	12,776,636	13,286,980
Notes Receivable	Non-Indexed Ch$	6,849,091	6,262,820
-	AR$	438,532	261,135
-	R$	2,097,150	3,080,293
Other debtors	Non-Indexed Ch$	4,552,588	1,952,403
-	Indexed Ch$	662,461	0
-	US$	49,482	625,524
-	AR$	2,040,509	1,027,592
-	R$	6,897,034	7,201,894
Notes Receivable related companies	Non-Indexed Ch$	1,702,404	1,559,627
Inventories	Non-Indexed Ch$	532,893	2,209,011
-	Indexed Ch$	4,691,499	2,942,936
-	US$	3,138,373	1,795,579
-	AR$	4,641,824	5,307,429
-	R$	9,179,294	11,843,867
Recoverable taxes	Indexed Ch$	1,669,849	434,494
-	Non-Indexed Ch$	170,503	0
-	US$	0	1,496,860
-	AR$	1,065,523	1,215,702
-	R$	149,485	6,559,522
Prepaid expenses	Non-Indexed Ch$	1,380,715	1,099,923
-	Indexed Ch$	52,337	0
-	US$	30,715	14,702
-	AR$	199,796	259,822
-	R$	725,256	571,891
Deferred taxes	Non-Indexed Ch$	636,248	94,251
-	Indexed Ch$	58,295	0
-	AR$	0	297,086
-	R$	4,365,335	0
Other current assets	Non-Indexed Ch$	323,695	2,285,198
-	Indexed Ch$	1,793,582	0
-	US$	1,478,426	15,932,798
-	AR$	673,765	731,179
-	R$	2,693,010	1,798,544
Property, plant and equipment
Property, plant and equipment	Non-Indexed Ch$	91,096,743	69,019,489
-	US$	74,828,761	87,709,561
Other assets
Investments in related companies	Indexed Ch$	20,466,376	18,073,341
-	US$	0	1,167,711
-	R$	4,367,297	3,924,805
Investments in other companies	Indexed Ch$	46,080	43,104
-	US$	78,567	17,649
Goodwill	Indexed Ch$	1,056,708	531,715
-	US$	48,029,157	71,989,481
Long term debtors	AR$	12,614	19,571
-	Indexed Ch$	13,684	22,159
-	R$	5,213	0
Notes Receivable related companies	Indexed Ch$	57,296	39,106
Intangibles	US$	349,364	465,236
-	Non-Indexed Ch$	20,401	0
Amortization	US$	(227,337)	(286,070)
Others	Non-Indexed Ch$	1,992,732	6,121,889
-	Indexed Ch$	3,110,523	3,077,660
-	US$	1,051,998	103,011,524
-	AR$	2,577,978	4,409,346
-	R$	11,829,872	8,164,022
Total Assets	Non-Indexed Ch$	200,707,324	130,001,114
	Indexed Ch$	34,566,877	25,164,515
	US$	187,781,256	326,911,587
	AR$	14,603,058	18,577,433
	R$	66,025,942	61,156,123

Note 29 - Local and Foreign Currency (continuation)

Current liabilities for the period ended March 31, 2008 and 2007, denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		2008		2007		2008		2007
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	R$	1,361,403		0		0
Long term bank liabilities	R$	107,191		0		0		488,711	15.66
Long term bonds payable	Indexed Ch$	8,238,682	7.0	8,521,578	6.2	0		6,554,189	6.2
-	US$	0		0		0		18,696,652
Dividends payable	Non-indexed Ch$	231,434		233,172		0		0
-	AR$	3,773		0		0
Accounts payable	Non-indexed Ch$	29,768,748		19,587,142		0		0
-	US$	3,207,556		1,562,055		0		0
-	AR$	6,438,418		6,105,044		0		0
-	R$	7,762,506		12,020,750		0		0
Other creditors	US$	78,429		236,807		0		0
-	AR$	52,147		50,409		97,533		82,210
-	R$	4,582,049		4,950,117		0		0
-	Non-indexed Ch$	0		9,387		0		0
Notes and accounts payable related companies	Non-indexed Ch$	5,832,655		3,899,804		0		0
-	AR$	0		1,706,477		0		0
-	R$	3,983,617		3,878,429		0		0
Provisions	Non-indexed Ch$	738,010		936,619		0		0
-	R$	0		0		2,608,290		2,388,950
Withholdings	Non-indexed Ch$	6,520,726		6,183,486		0		0
-	AR$	3,799,149		4,180,218		0		0
-	R$	0		0		2,607,471		2,557,211
Income tax provision	Non-indexed Ch$	2,880,234		3,317,471		0		0
-	AR$	2,752,033		1,764,227		0		0
-	R$			0		567,763		1,122,473
Unearned income	Non-indexed Ch$	518,191		588,101		0		0
Other current liabilities	Non-indexed Ch$	1,316,758		4,415,270		0		0
Total current liabilities	R$	17,796,766		20,849,296		5,783,524		6,557,345
	Indexed Ch$	8,238,682		8,521,578		0		6,554,189
	US$	3,285,985		1,798,862		0		18,696,652
	Non-indexed Ch$	47,806,756		39,170,452		0		0
	AR$	13,045,520		13,806,375		97,533		82,210

Note 29 - Local and Foreign Currency (continuation)

Long term liabilities at March 31, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	R$	634,737		0		0		0
Long term bonds payable	Indexed Ch$	6,471,473	6.2	8,628,628	6.5	21,571,591	6.5	37,547,102	7.625
Other creditors	AR$	70,783		0		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,253,513		0		0		0
-	R$	72,294		0		0		0
Provisions	Non-indexed Ch$	758,625		0		0		0
-	Indexed Ch$	0		0		0		5,684,074
-	AR$	1,334,048		0		0		0
-	R$	7,527,775		0		0		0
Deferred taxes	R$	11,924,176		0		0		0
Other liabilities	Non-indexed Ch$	400,000		0		4,820,978		0
-	AR$	0		205,317		1,847,852		0
-	R$	3,940,559		0		0		0
Total long term liabilities	R$	24,099,541		0		0		0
	Non-indexed Ch$	10,883,611		8,628,628		26,392,569		37,547,102
	AR$	1,404,831		205,317		1,847,852		0
	Indexed Ch$	0		0		0		5,684,074

Note 29 - Local and Foreign Currency (continuation)

Long term liabilities at March 31, 2007 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Long term bank liabilities	$R	356,207		0		0		0
Long term bonds payable	US$	0		0		0		2,331,561	7.625
-	Indexed Ch$	8,715,554	6.27	8,645,455	6.5	21,613,637	6.5	41,065,912	6.5
Other creditors	$AR	120,303		0		0		0
-	$R	0		33,375		0		0
Notes and accounts payable related companies	Non-indexed Ch$	3,737,168		0		0		0
Provisions	Non-indexed Ch$	737,899		0		0		5,369,095
-	$AR	2,001,576		0		0		0
-	$R	10,834,413		0		0		0
Deferred taxes	Non-indexed Ch$	0		0		930,158		0
-	$AR	0		350,492		0		0
-	$R	2,977,668		0		0		0
Other liabilities	Non-indexed Ch$	0		0		5,868,284		0
-	$AR	0		234,668		2,112,009		0
-	$R	2,951,917		0		0		0
Total long term liabilities	$R	17,120,205		33,375		0		0
	US$	0		0		0		2,331,561
	Indexed Ch$	8,715,554		8,645,455		21,613,637		41,065,912
	$AR	2,121,879		585,160		2,112,009		0
	Non-indexed Ch$	4,475,067		0		6,798,442		5,369,095

Note 30 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 31 - Subsequent Events

At the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held April 15, 2008, among other matters, the following was resolved:

1.

The distribution of the following amounts as Final Dividend N° 160, on account of the fiscal year ending December 31, 2007:  (a) Ch$9.130 (nine pesos and one hundred and thirty cents) per Series A shares; and (b) Ch$10.043 (ten pesos and forty three cents) per Series B shares. This dividend will be available to shareholders beginning April 24, 2008. Regarding payment of this dividend, the Shareholders’ Registry will close on April 18, 2008.

2.

The distribution of an Additional Dividend N° 161 on account of retained earnings: (a) Ch$60.00 (sixty pesos) per Series A shares; and (b) Ch$66.00 (sixty six pesos) per Series B shares. This dividend will be available to shareholders beginning May 14, 2008. Regarding payment of this dividend, the Shareholders Registry will close on May 8, 2008.

Note 32 – Companies subject to special regulations

The Company and its subsidiaries are not subject to special regulations.

Note 33 – Environment

The Company has disbursed ThCh$855,210 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$653,273.

I.

Analysis of Results for the First Quarter of 2008 and the Period ended March 31, 2008

Highlights

•

Consolidated operating income reached Ch$32,598 million during the first quarter of 2008, a 5.1% growth in real terms when compared to the first quarter of 2007. Operating margin was 19.0%.

•

Consolidated sales volume grew 5.7% during the quarter, reaching 120.6 million unit cases.

•

During the quarter consolidated EBITDA totaled Ch$39,978 million, representing an increase of 3.1% in real terms compared to the first quarter of 2007. EBITDA margin was 23.3%.

•

Net income for the period reached Ch$20,844 million, 13.4% lower in real terms than the first quarter of 2007.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“We have begun year 2008 with results that met our expectations. Our Chilean operation showed remarkable growth for a mature market, and in the Brazilian and Argentine operations we improved margins. The appreciation of the Chilean peso, on the other hand, had a significant impact upon translation of figures for the operations outside of Chile. As always, we know we will have to face challenges during this year yet we remain optimistic and enthusiastic.”

CONSOLIDATED SUMMARY

First Quarter 2008 vs. First Quarter 2007

During this quarter our results were affected by volume growth, stable real prices and mixed macroeconomic environments. The appreciation of the Brazilian real and the Chilean peso of an average 17.8% and 16.4% positively impacted operations at the local level respectively, which had a positive impact over our dollar-denominated costs and also offset the price increase of commodities.  However the strong 18.8% appreciation of the Chilean peso for the period had a negative impact upon conversion of figures of our Brazilian and Argentine operations.  The Argentine peso remained relatively stable with an average depreciation of 1.9%.  The increased restatement index figure due to the 8.1% inflation rate in Chile for the period is added to the exchange rate effect that had a negative impact upon comparing figures.

Consolidated sales volume for the first quarter of 2008 reached 120.6 million unit cases, an increase of 5.7% compared to the first quarter of 2007.  Our three franchises contributed to this growth at different rates:  Chile 8.7%; Brazil 2.3% and Argentina 6.6%.

Net Sales amounted to Ch$171,515 million, a 0.4% decrease in real terms compared to the first three months of 2007.  Higher volumes were offset by a drop in average income, driven by a shift in product mix and by the effect of translating figures already mentioned for Brazil and Argentina.

Cost of sales per unit case decreased 10.9%, mainly due to the effect of the appreciation of the Brazilian real and Chilean peso over dollar-denominated costs, and in this case the positive effect upon conversion of figures for Brazil and Argentina.  This enabled the Company to offset the price increase of certain raw materials such as sugar and PET resin, as well as the increased labor costs.

SG&A increased 8.1% due to higher volumes and also due to salary readjustments and increased labor costs in the commercial area in Brazil.

Consolidated operating income amounted to Ch$32,598 million, a 5.1% increase in real terms compared to the Ch$31,012 million reported in the same period of 2007. Operating margin was 19.0%, an increase of 100 basis points.

Finally, consolidated EBITDA amounted to Ch$39,978 million, a 3.1% improvement in real terms compared to the same period of the previous year. EBITDA margin was 23.3%, an increase of 80 basis points.

SUMMARY BY COUNTRY

CHILE

First Quarter 2008 vs. First Quarter 2007

During the first quarter of 2008, sales volume amounted to 42.3 million unit cases reflecting a growth of 8.7%.  Soft Drinks increased 5.4%, Waters increased 30.0% and Juices increased 14.8%. The significant increase in the Waters segment is explained in part due to the incorporation of the Benedictino brand during February of this year,

Net sales amounted to Ch$67,079 million, a growth of 4.2% in real terms.  This increase was offset by real prices slightly below those of the comparable period and by the mix effect on income per unit case from the Juice and Waters categories.

Cost of sales per unit case decreased 2.4% in real terms. This lower cost is best explained by the effect of the appreciation of the Chilean peso over dollar-denominated costs that more than compensated the increase of certain raw material prices such as PET resin and the increase of concentrate costs for incremental sales (this year the mechanism set by the new bottler agreement with The Coca-Cola Company became effective).

Operating income amounted to Ch$15,052 million, a decrease of 5.2% in real terms compared to the same period during 2007. Operating margin was 22.4%, a drop of 230 basis points relating to the first quarter of 2007.

EBITDA amounted to Ch$18,610 million, 1.7% lower in real terms than the Ch$18.932 million recorded during the same quarter of the previous year.  EBITDA margin was 27.7%, a decrease of 170 basis points regarding the first-three months of 2007.

BRAZIL

First Quarter 2008 vs. First Quarter 2007

Sales volume for the first quarter of 2008 amounted to 45.3 million unit cases, a 2.3% increase compared to the first three months of 2007.  Lower than usual temperatures and a possible shift in consumption towards durable goods had a strong impact over the low increase in volumes especially regarding soft drinks.

Net sales reached Ch$69,823 million, a 2.7% decrease in real terms compared to the same period of 2007, and a 4.8% decrease in real terms per unit case.  Price adjustments in Brazil more than offset the effect of the appreciation of the Chilean peso regarding real figures upon translation of results.

Cost of sales per unit case recorded a decrease of 17.7% in real terms best explained by the effect of appreciation of the Brazilian real over dollar-denominated costs and of the Chilean peso relating to the Brazilian real upon conversion of figures, and lower prices on the costs of sugar and aluminum.

Operating Income reached Ch$12,949 million, a 24.0% increase in real terms. Operating margin was 18.5%, an increase of 390 basis points.

Finally, EBITDA amounted to Ch$15,326 million, a 16.1% improvement in real terms compared to the Ch$13,196 million reported in the first quarter of 2007.   EBITDA margin was 21.9%, an increase of 350 basis points regarding the comparable period.

ARGENTINA

First Quarter 2008 vs. First Quarter 2007

Sales volume for the first quarter of 2008 reached 33.0 million unit cases, a 6.6% improvement compared to the same period of 2007, supported by high consumption levels still recorded in Argentina.

Net sales reached Ch$35,147 million, a decrease of 5.0% in real terms compared to the Ch$37,005 million reported in the first quarter of 2007.  The decrease in net sales is best explained by increased volumes and price adjustments that took place during the quarter, which were more than offset by the effect of currency exchange rates as a result of the depreciation of the Argentine peso (1.9% average for the period) and the significant appreciation of the Chilean peso (18.8% as of the end of period).

Cost of sales per unit case decreased 14.0% in real terms, higher labor costs as well as higher costs for certain raw materials such as sugar and PET resin, were more than offset by the effects upon translating figures.

Operating Income totaled Ch$5,235 million, in line with that of the same period of 2007. Operating Margin was 14.9%, an increase of 70 basis points compared to the first quarter of 2007.

EBITDA reached Ch$6,680 million, a decrease of 7.4% in real terms. EBITDA margin amounted to 19.0%, a decrease of 50 basis points.

NON-OPERATING RESULTS

First Quarter 2008 vs. First Quarter 2007

Non-operating results totaled a loss of Ch$3,994 million, which compares negatively to a lower accumulated loss of Ch$2,245 million recorded in the same period of the previous year.

This increased loss in the non-operating result line is best explained by:

-

Financial Expense/Income (Net):  Reflecting a positive variation due to higher earnings in the Cross Currency Swap Agreements, resulting from the appreciation of the Chilean peso during the First quarter of 2008 compared to the devaluation recorded during the First Quarter 2007.

-

Price Level Restatement: Resulted in a loss due to the exchange rate over our U.S. dollar asset position, that although significantly lower than that of 2007, was impacted by the strong appreciation of the Chilean peso.  The translation of the subsidiaries’ financial statements is added to this effect as well as the loss in hedging over dollar-denominated raw materials.

-

Income Taxes:  Increased given (i) the absorption of tax loss carry-forwards in Argentina and Brazil, and (ii) increased taxable earnings.

Finally, net income amounted to Ch$20,844 million, a decrease of 13.4% in real terms compared to net income of the First Quarter 2007.

ANALYSIS OF THE BALANCE SHEET

As of March 31, 2008, the company’s financial assets amounted to Ch$148,389 million. These represent cash, investments in mutual funds, time deposits and sovereign bonds.  83.4% of total financial investments are in denominated in Chilean pesos, 8.7% in U.S. dollars, 7.5% in Brazilian reais and 0.4% in Argentine pesos.

On the other hand, the Company’s total debt was Ch$84,561 million, with an average annual rate of 6.48% on Chilean peso-denominated debt and an average annual rate of 7.63% on U.S. dollar-denominated debt. Chilean peso-denominated debt represents 96.5% of total debt.

As a result, the Company holds a positive net cash position of Ch$63,828 million.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	Mar-08	Dec-07	Mar-07	Variance
LIQUIDITY
Current Ratio	Times	2.53	1.92	1.59	0.94
Acid Tests	Times	2.30	1.72	1.38	0.92
Working Capital	MCh$	19,380	27,624	19,011	369
ACTIVITY
Investments	MCh$	11,070	56,473	12,338	(1,268)
Inventory turnover	Times	3.71	13.60	4.02	(0.32)
Days of inventory on hand	Days	97.16	26.46	89.54	7.62
INDEBTEDNESS
Debt to equity ratio	%	73.92%	92.22%	73.69%	0.23
Short-term liabilities to total liabilities	%	45.15%	53.48%	48.96%	(3.81)
Long-term liabilities to total liabilities	%	54.85%	46.52%	51.04%	3.81
Interest charges coverage ratio	Times	46.58	60.47	20.32	26.27
PROFITABILITY
Return over equity	%	7.28%	28.32%	7.75%	(0.47)
Return over total assets	%	3.98%	14.94%	4.30%	(0.33)
Return over operating assets	%	8.52%	32.80%	9.67%	(1.15)
Operating income	MCh$	32,598	116,418	31,012	1,586
Operating margin	%	19.01%	18.14%	18.01%	0.99
EBITDA (1)	MCh$	37,930	147,158	39,799	(1,869)
EBITDA margin	%	22.11%	22.93%	22.58%	(0.47)
Dividends payout ratio - Series A shares	%	6.95%	7.16%	5.83%	1.12
Dividends payout ratio - Series B shares	%	7.11%	7.33%	5.80%	1.31

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators improved due to (i) the sale of long term corporate bond portfolios which were reinvested in marketable securities and short term time deposits, and (ii) the maturity of Series A Yankee bonds in October of 2007 in the amount of US$32 million that as of March 2007 was classified as short term.

Indicators of indebtedness reflect a slight improvement mainly due to a decrease in shareholders’ equity resulting from the payment of an additional dividend during July 2007.  During the period net financial expenses amounted to Ch$628 million and earnings before interest and taxes amounted to Ch$29,232 million, achieving an interest coverage of 46.58 times, significantly higher than the previous period.

At the closing of the period ended March 31, 2008, operating profitability indicators benefited from the factors mentioned in paragraph I.  Net income was impacted mainly by higher tax payments and the revaluation of the Chilean peso which had an impact on profitability over shareholders’ equity resulting from the extraordinary dividend payment during July 2007.

III.

Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results of transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

Analysis of the Main Components of Cash Flow

	Mar-2008	Mar-2007	Variation MCh$	Variation %
	MCh$	MCh$
Operating	52,188	40,574	11,614	29
Financing	(7,654)	(8,486)	832	10
Investment	(10,923)	(7,319)	(3,604)	(49)
Net cash flow for the Period	33,611	24,769	8,842	(36)

The Company generated positive net cash flow of MCh$33,611 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$52,188 representing a positive variation of MCh$11,614 mainly explained by higher financial income resulting from the liquidation of cross currency swap agreements that was partially offset by lower dividends received.

Financing activities generated a negative cash flow of MCh$7,654; with a positive variation of MCh$832 compared to the prior year, mainly because of lower net payments of bank liabilities during the 2008 period compared to the same period of 2007.

Investment activities generated a negative cash flow of MCh$10,923 with a negative variation of MCh$3,604 compared to the prior year, mainly because during the first quarter of 2007 income was collected from the sale of financial investments which did not occur during the first quarter of 2008, partially offset by lower additions to property, plant and equipment during 2008 compared to the same period of 2008.

V.

 Analysis Of Market Risk

Interest Rate Risk

As of March 31, 2008 and 2007, the Company held 100% of its debt obligations at fixed rates of interest.  Consequently, the risk of fluctuation of market interest rates affecting the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

39%

Brazilian real:

41%

Argentine peso:

20%

Since the Company’s sales are not linked to the U.S. dollar, the policy adopted for managing foreign exchange risk, which is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly consist of payments to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 30% and 35% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advance purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31 (Chilean GAAP)

(In millions of constant 03/31/08 Chilean Pesos, except per share and per ADS data)

	3/31/2008				3/31/2007				% Ch.
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)
VOLUME TOTAL BEVERAGES (Million UC)	42.3	45.3	33.0	120.6	38.9	44.3	30.9	114.1	5.7%
Soft Drink	33.6	42.5	32.5	108.5	31.8	42.1	30.5	104.4	3.9%
Mineral Water	5.3	0.9	0.4	6.6	4.1	0.5	0.3	4.9	34.6%
Juices	3.4	0.8	0.1	4.4	3.0	0.7	0.1	3.8	15.2%
Beer	NA	1.1	NA	1.1	NA	1.0	NA	1.0	8.3%

NET SALES	67,069	69,823	35,147	171,515	64,358	71,734	37,005	172,169	(0.4)%
COST OF SALES	(37,635)	(34,330)	(20,634)	(92,075)	(35,477)	(40,799)	(22,500)	(97,848)	(5.9)%
GROSS PROFIT	29,434	35,493	14,513	79,440	28,881	30,935	14,505	74,321	6.9%
Gross Margin	43.9%	50.8%	41.3%	46.3%	44.9%	43.1%	39.2%	43.2%
SELLING AND ADMINISTRATIVE EXPENSES	(14,383)	(22,543)	(9,278)	(46,204)	(13,011)	(20,488)	(9,237)	(42,736)	8.1%
CORPORATE EXPENSES (4)				(638)				(573)	11.3%
OPERATING INCOME	15,052	12,949	5,235	32,598	15,870	10,447	5,267	31,012	5.1%
Operating Margin	22.4%	18.5%	14.9%	19.0%	24.7%	14.6%	14.2%	18.0%
EBITDA (1)	18,610	15,326	6,680	39,978	18,932	13,196	7,216	38,771	3.1%
Ebitda Margin	27.7%	21.9%	19.0%	23.3%	29.4%	18.4%	19.5%	22.5%
NON OPERATIONAL RESULTS FINANCIAL EXPENSE/INCOME (Net)				4,028				(973)	514.1%
RESULTS FROM AFFILIATED				261				353	(26.2)%
AMORTIZATION OF GOODWILL				(1,318)				(1,783)	(26.1)%
OTHER INCOME/(EXPENSE)				2,510				(1,588)	258.0%
PRICE LEVEL RESTATEMENT (3)				(9,473)				1,746	(642.6)%
NON(OPERATING RESULTS				(3,994)				(2,245)	77.9%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				28,604				28,768	(0.6)%

INCOME TAXES				(7,732)				(4,647)	66.4%
MINORITY INTEREST				(28)				(59)	(52.5)%
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				20,844				24,062	(13.4)%
Net Margin				12.2%				14.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				27.4				31.6
EARNINGS PER ADS				164.5				189.9	(13.4)%

(1)

EBITDA: Operating Income + Depreciation

(2)

Total may be different from the addition of the three countries because of intercountry eliminations

(3)

Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts

(4)

Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31 (Chilean GAAP)

(In millions of US$, except per share and per ADS data)
Pesos restated to March 31, 2008 currency converted into U.S. dollars at the eop exchange rate

	Exch. Rate: 437.71				Exch. Rate: 437.71
	3/31/2008				3/31/2007				% Ch.
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)
VOLUME TOTAL BEVERAGES (Million UC)	42.3	45.3	33.0	120.6	38.9	44.3	30.9	114.1	5.7%
Soft Drink	33.6	42.5	32.5	108.5	31.8	42.1	30.5	104.4	3.9%
Mineral Water	5.3	0.9	0.4	6.6	4.1	0.5	0.3	4.9	34.6%
Juices	3.4	0.8	0.1	4.4	3.0	0.7	0.1	3.8	15.2%
Beer	NA	1.1	NA	1.1	NA	1.0	NA	1.0	8.3%
NET SALES	153.2	159.5	80.3	391.8	147.0	163.9	84.5	393.3	(0.4)%
COST OF SALES	(86.0)	(78.4)	(47.1)	(210.4)	(81.1)	(93.2)	(51.4)	(223.5)	(5.9)%
GROSS PROFIT	67.2	81.1	33.2	181.5	66.0	70.7	33.1	169.8	6.9%
Gross Margin	43.9%	50.8%	41.3%	46.3%	44.9%	43.1%	39.2%	43.2%
SELLING AND ADMINISTRATIVE EXPENSES	(32.9)	(51.5)	(21.2)	(105.6)	(29.7)	(46.8)	(21.1)	(97.6)	8.1%
CORPORATE EXPENSES (4)				(1.5)				(1.3)	11.3%
OPERATING INCOME	34.4	29.6	12.0	74.5	36.3	23.9	12.0	70.9	5.1%
Operating Margin	22.4%	18.5%	14.9%	19.0%	24.7%	14.6%	14.2%	18.0%
EBITDA (1)	42.5	35.0	15.3	91.3	43.3	30.1	16.5	88.6	3.1%
Ebitda Margin	27.7%	21.9%	19.0%	23.3%	29.4%	18.4%	19.5%	22.5%
NON OPERATIONAL RESULTS FINANCIAL EXPENSE/INCOME (Net)				9.2				(2.2)	514.1%
RESULTS FROM AFFILIATED				0.6				0.8	(26.2)%
AMORTIZATION OF GOODWILL				(3.0)				(4.1)	(26.1)%
OTHER INCOME (EXPENSE)				5.7				(3.6)	258.0%
PRICE LEVEL RESTATEMENT (3)				(21.6)				4.0	(642.6)%
NON-OPERATING RESULTS				(9.1)				(5.1)	77.9%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				65.3				65.7	(0.6)%

INCOME TAXES				(17.7)				(10.6)	66.4%
MINORITY INTEREST				(0.1)				(0.1)	(52.5)%
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				47.6				55.0	(13.4)%
Net Margin				12.2%				14.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.06				0.07
EARNINGS PER ADS				0.38				0.43	(13.4)%

(1)

EBITDA: Operating Income + Depreciation

(2)

Total may be different from the addition of the three countries because of intercountry eliminations

(3)

Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts

(4)

Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, Chilean GAAP

(In millions nominal of US$, except per share and per ADS data)

	Exch. Rate: 437.71				Exch. Rate: 539.21
	3/31/2008				3/31/2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	42.3	45.3	33.0	120.6	389	44.3	30.9	114.1	5.7%
Soft Drink	33.6	42.5	32.5	108.5	31.8	42.1	30.5	104.4	3.9%
Mineral Water	5.3	0.9	0.4	6.6	4.1	0.5	0.3	4.9	34.6%
Juices	3.4	0.8	0.1	4.4	3.0	0.7	0.1	3.8	15.2%
Beer	NA	1.1	NA	1.1	NA	1.0	NA	1.0	8.3%
NET SALES	153.2	159.5	80.3	391.8	110.4	123.1	63.5	295.4	32.7%
COST OF SALES	(86.0)	(78.4)	(47.1)	(210.4)	(60.9)	(70.0)	(38.6)	(167.9)	25.3%
GROSS PROFIT	67.2	81.1	33.2	181.5	49.5	53.1	24.9	127.5	42.3%
Gross Margin	43.9%	50.8%	41.3%	46.3%	44.9%	43.1%	39.2%	43.2%
SELLING AND ADMINISTRATIVE EXPENSES	(32.9)	(51.5)	(21.2)	(105.6)	(22.3)	(35.1)	(15.8)	(73.3)	44.0%
CORPORATE EXPENSES (4)				(1.5)				(1.0)	48.3%
OPERATING INCOME	34.4	29.6	12.0	74.5	27.2	17.9	9.0	53.2	40.0%
Operating Margin	22.4%	18.5%	14.9%	19.0%	24.7%	14.6%	14.2%	18.0%
EBITDA (1)	42.5	35.0	15.3	91.3	32.5	22.6	12.4	66.5	37.3%
Ebitda Margin	27.7%	21.9%	19.0%	23.3%	29.4%	18.4%	19.5%	22.5%
NON OPERATIONAL RESULTS FINANCIAL EXPENSE/INCOME (Net)				9.2				(1.7)	651.5%
RESULTS FROM AFFILIATED				0.6				0.6	(1.8)%
AMORTIZATION OF GOODWILL				(3.0)				(3.1)	(1.5)%
OTHER INCOME/(EXPENSE)				5.7				(2.7)	310.4%
PRICE LEVEL RESTATEMENT (3)				(21.6)				3.0	(822.6)%
NON(OPERATING RESULTS				(9.1)				(3.9)	137.0%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				65.3				49.4	324%

INCOME TAXES				(17.7)				(8.0)	121.6%
MINORITY INTEREST				(0.1)				(0.1)	(36.7)%
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				47.6				41.3	15.4%
Net Margin				12.2%				14.0%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.06				0.05
EARNINGS PER ADS				0.38				0.33	15.4%

(1)

EBITDA: Operating Income + Depreciation

(2)

Total may be different from the addition of the three countries because of intercountry eliminations

(3)

Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

(4)

Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 03/31/08 Chilean Pesos)

ASSETS	3/31/2008	3/31/2007	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	3/31/2008	3/31/2007	%Ch

Cash + Time deposits + market. Securit.	147,588	74,344	98.5%	Short term bank liabilities	1,361	0	—
Account receivables (net)	55,682	53,055	5.0%	Current portion of long term bank liabilities	107	489	(78.1)%
Inventories	22,184	24,099	(7.9)%	Current portion of bonds payable	8,239	33,772	(75.6)%
Other current assets	17,467	32,792	(46.7)%	Trade accounts payable and notes payable	62,039	54,322	14.2)%
Total Current Assets	242,920	184,289	31.8%	Other liabilities	24,309	27,454	(11.5)%
				Total Current Liabilities	96,055	116,037	(17.2)%
Property, plant and equipment	545,139	580,150	(6.0)%
Depreciation	(379,213)	(423,421)	(10.4)%	Long term bank liabilities	635	356	78.2%
Total Property, Plant, and Equipment	165,926	156,729	5.9%	Bonds payable	74,219	82,372	(9.9)%
				Other long term liabilities	41,840	38,259	9.4%
Investment in related companies	24,834	23,166	7.2%	Total Long Term Liabilities	116,694	120,987	(3.5)%
Investment in other companies	125	61	105.2%
Goodwill	49,086	72,521	(32.3)%	Minority interest	1,324	1,327	(0.2)%
Other long term assets	20,794	125,044	(83.4)%
Total Other Assets	94,839	220,792	(57.0)%	Shareholders’ Equity	289,612	323,459	(10.5)%

TOTAL ASSETS	503,684	561,811	(10.3)%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	503,684	561,811	(10.3)%

Financial Highlights
(in million of constant 03/31/08 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	3/31/2008	3/31/2007		DEBT RATIOS	3/31/2008	3/31/2007

Chile	7,990	7,354		Financial Debt / Total Capitalization	023	0.26
Brazil	2,068	4,192		Financial Debt / EBITDA L12M	0.58	0.85
Argentina	1,011	792		EBITDA L12M+Interest Income / Interest Expense	15.30	11.88
	11,070	12,338		L12M: Last twelve months

* As of March 31, 2008, the Company registered a positive net cash position of US$ 145.8 million. Total debt amounted to US$ 193.2 million Total cash amounted to US$ 339.0 million, which includes cash investments accounted for under Other Current Assets.

Material Events

During the period between January 1, 2008 and March 31, 2008, the following material events were filed:

New Bottler Agreement with Coca-Cola

Embotelladora Andina S.A. signed a new Bottler Agreement for its Chilean operations for a term of 5 years beginning January 1, 2008.

The new agreement, called NEWBA, does not significantly differ from the agreement previously signed by Andina´s bottlers in the other countries where it has operations.

Special Meeting of the Board of Directors

The following was approved at a special meeting of the Company’s Board of Directors held March 13, 2008:

1.

Propose to the Shareholders’ Meeting, the distribution of a Final Dividend, on account of the fiscal year ending December 31, 2007, (that along with the interim dividends already distributed totals 30% of earnings for the period) for the following amounts:

a)

Ch$9.13 (nine pesos and 13/100) per Series A Shares and;

b)

Ch$10.043 (ten pesos and 043/100) per Series B Shares

If the Shareholders’ Meeting approves the payment of this dividend it will be available to shareholders beginning April 24, 2008.  The Shareholders’ Registry will close on April 18, 2008 for payment of this dividend.

2.

Propose to the Shareholders’ Meeting, in addition to the Final Dividend for the fiscal year 2007 the payment of an Additional Dividend from of the Retained Earnings Fund, for the following amounts:

a)

Ch$60 (sixty pesos) per Series A share; and

b)

Ch$66 (sixty-six pesos) per Series B share.

If approved by the Shareholders Meeting, this Additional Dividend would be paid starting May 14, 2008 and the Shareholders’ Registry will close May 8, 2008 for determining the recipients of this payment.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions affecting consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, May 27, 2008